

May 22, 2014

<u>Via E-mail</u>
Mr. Toby McBride
President and Chief Financial Officer
High Performance Beverages Company
5137 E. Armor St.
Cave Creek, AZ 85331

**Re: High Performance Beverages Company
          Form 10-K for the Fiscal Year Ended July 31, 2013
          Filed December 31, 2013
          Form 8-K/A dated April 30, 2013
          Filed June 14, 2013
          File No. 000-54973**

Dear Mr. McBride:

It has recently come to our attention that your Form 10-K filed on December 31, 2013 included an audit report purportedly reissued and signed by your former auditor PMB Helin Donovan, LLP.   However, we understand that PMB Helin Donovan, LLP did not reissue its audit report on your July 31, 2012 financial statements and authorize its inclusion in your Form 10-K. In addition, we understand that the Exhibit 16 letter included in your Form 8-K/A filed on June 14, 2013 was not issued by your former auditor. If our information is incorrect, please advise us in writing immediately by furnishing us a letter on EDGAR under the form type label CORRESP.

Please immediately amend your Form 10-K to remove the audit report from PMB Helin Donovan, LLP currently reflected in the Form 10-K, label the columns of the July 31, 2012 financial statements as "Unaudited", and include prominent disclosure describing the lack of audited financial statements and management's plans to cure the deficiency. You should also make appropriate disclosures to ensure you can properly file the certifications required by Rules 13a-14(a) or 15d-14(a).

Additionally, please immediately amend your Form 8-K to remove the Exhibit 16 letter that was not issued by your former auditor. Disclose the reason that you are amending the Form 8-K, that is, because the former auditor never provided the Exhibit 16 letter to the company.

Please respond to this letter within four business days of receipt of this letter. If you have any questions, please call Kei Nakada, Staff Accountant, at (202) 551-3659 or Don Abbott, Senior Staff Accountant, at (202) 551-3608, if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3752.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant